Mine Safety Appliances Company

121 Gamma Drive

RIDC Industrial Park

O’Hara Township

Pittsburgh, PA 15238

412-967-3000

July 15, 2010

Ms. Julie Sherman

Accounting Reviewer

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mine Safety Appliances Company
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
File No. 001-15579

Dear Ms. Sherman:

This letter is submitted in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to our Form 10-K for the year ended December 31, 2009 filed on February 26, 2010 (File No. 001-15579), as set forth in your letter dated June 14, 2010.

For reference purposes, the text of your letter has been reproduced in this letter with our responses below each numbered comment.

Form 10-K for the year ended December 31, 2009

Note 19 – Contingencies, page 58

1.	We see that you are currently involved in coverage litigation with several of your insurance carriers regarding their refusal to pay amounts that you believe are due to you under these policies. We further note your disclosure that receivables from insurance carriers totaled $91.7 million at December 31, 2009. Please tell us how much out of $91.7 million of receivables relates to the amounts currently in litigation. Also, please tell us how you determined these amounts are fully recoverable, as you disclose, and are appropriately recorded as receivables. Please cite the applicable GAAP literature upon which you based your accounting.

Response: Substantially all of our $91.7 million insurance receivable at December 31, 2009 related to amounts in litigation.

Insurance receivables should be recorded for the amount that is deemed collectible only if (1) a loss has occurred which is subject to the terms of a legally enforceable insurance contract, (2) the terms of such contract are not in dispute and (3) the amount of the loss has already been recognized in the financial statements of the Company. Accounting Standards Codification (“ASC”) No. 410-30-35-8 and 35-9, Environmental Obligations - Subsequent Measurement - Impact of Potential Recoveries, addresses insurance recoveries related to environmental obligations and states that an asset relating to the recovery shall be recognized only when realization of the claim for recovery is deemed probable. The term probable is used in this Subtopic with the specific technical meaning in paragraph ASC 450-20-25-1, Loss Contingencies-Recognition. If the claim is the subject of litigation, a rebuttable presumption exists that realization of the claim is not probable.

From the early 1950’s through March 1986, we purchased a number of general liability policies that provide product liability coverage for injuries resulting from, among other things, exposures to asbestos, silica, and coal dust (“toxic tort claims”). Generally speaking, these policies respond to any claim involving injury that occurred during the policy period. For our toxic tort claims, that time is the date of first injurious use of an MSA product up through March 1986.

From the mid-1980’s through 2004, our insurance carriers paid our toxic tort claims and related defense costs under a cost sharing agreement (“CSA”). The CSA established a framework for the sharing of settlement and defense costs among our various carriers. The insurance carriers considered the CSA to be a better arrangement than having us select a specific carrier to pay all costs associated with a given claim, as is permissible under Pennsylvania law (growing out of a Pennsylvania Supreme Court decision titled J. H. France). Under the J. H. France approach, the selected insurance carrier must pay the claim and then seek reimbursement from other insurance carriers for their portion of the claim. In late 2004 and 2005, certain insurance carriers could not agree on what policies had paid their limits and were exhausted and how defense costs would be shared. While those insurers attempted to sort out their differences, they stopped paying our defense and settlement costs. As a result, at December 31, 2009 we were involved in separate litigation with three of our insurance carriers.

We believe that we overcame the rebuttable presumption, as noted within ASC No. 410-30-35-9, based on the following considerations: our documented support for the claims underlying the receivable balance and our past history of collecting similar claims; the conclusion of outside legal counsel stating that there was ample support in our insurance policies and applicable case law to conclude that we were entitled to full reimbursement by our insurance carriers of the entire $91.7 million; the status of proceedings under the various legal actions, including a number of favorable rulings supporting our position in the litigations; progress in negotiations with specific insurance carriers; and the amounts of additional coverage available to us with multiple carriers.

In further assessing the recoverability of our December 31, 2009 insurance receivables, we considered the financial strength of the insurance carriers as determined by an independent credit rating agency.

Based on our consideration of these facts, we concluded that collectability of the December 31, 2009 insurance receivables was reasonably assured and appropriately recorded.

In May 2010, we satisfactorily settled a legal dispute with one of the insurance carriers that we were in litigation with at December 31, 2009 without requiring a receivable write-off.

Item 9A. Controls and Procedures, page 63

2.	We note your disclosure that your principal executive officer and principal financial officer, concluded that the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms. Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response: In our future Form 10-K and Form 10-Q filings, we will expand our Evaluation of Disclosure Controls and Procedures disclosure to clarify that our controls and procedures were effective and provided reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is accumulated and communicated to our management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the Form 10-K filing. We further acknowledge that the SEC staff comments or changes to disclosures in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing and that we may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Please feel free to contact me should you require further information or have any questions.

Sincerely,

/s/ Dennis L. Zeitler
Dennis L. Zeitler
Chief Financial Officer